Exhibit 99.1

PAUL IOAKIM APPOINTED GAMESQUARE’S HEAD OF EVENTS

GameSquare enters shares for debt transactions

Frisco TX (November 30, 2023) – GameSquare Holdings, Inc. (“GameSquare”, or the “Company”) (NASDAQ:GAME) (TSXV:GAME) announces Paul Ioakim has been appointed Head of Events to support GameSquare’s emerging events business. Ioakim brings over 16 years of unparalleled experience in crafting award-winning events and experiences for some of the world’s most prominent brands. Prior to joining GameSquare, Ioakim was Director of Development at Redrock Entertainment, and has held positions at the Australian Football League, and NCompass International. His expertise encompasses the production of large-scale events and immersive experiences that generate revenue by driving strategic sponsorships and engaging consumers.

Justin Kenna, CEO of GameSquare commented, “To support our growing experiences business, I am pleased to announce the addition of Paul to our team. Paul brings 16 years of events and marketing experience, and I am excited to see the growth of our events business under Paul’s leadership, as our brand partners look for new, innovative ways to drive customer engagement.”

GameSquare’s emerging events business aims to elevate brand engagement through immersive experiences, owned and talent-led event IP, and strategic sponsorship initiatives. Under Ioakim’s leadership, GameSquare is poised to build upon its recent success creating large-scale events such as the 2022 TimTheTatman Tailgate. In addition, GameSquare is focused on leveraging growing market demand as companies seek to host unique events and immersive experiences that drive powerful connections between brands and their customers.

Additionally, the Company, in the ordinary course of business has entered into the following Shares for Debt and Shares for Services Agreements:

Shares for Debt

The Company has entered into an agreement with an arm’s length third party pursuant to which the Company intends to complete a “shares for debt” transaction in accordance with TSX Venture Exchange (“TSXV”) policies. The Company intends to settle an aggregate outstanding liability in the amount of CDN$500,000 in exchange for an issuance of 12,500 shares of the Company’s common shares (based on a previously agreed deemed issue price). Such shares issued pursuant to the “shares for debt” transaction are subject to a four month hold period, which will expire on the date that is four months and one day from the date of issuance.

Shares for Services

The Company previously entered into an arm’s length consulting agreement dated May 2, 2023 (the “Consulting Agreement”) with Blue Sky Trading and Consulting Ltd. (“Blue Sky”), pursuant to which Blue Sky shall provided capital markets advice to the Company for a period of six months, which has now come to an end. As consideration payable to Blue Sky under the Consulting Agreement, the Company has agreed to issue Blue Sky 63,300 of the Company’s common shares at an issue price of CDN$6.00 per share. All common shares issued pursuant to such arrangement are subject to a hold period of four months plus a day from the date of issuance of the common shares in accordance with applicable securities legislation and the polices of the TSXV.

In addition, the Company previously entered into an agreement with Blue Sky dated May 2, 2023, pursuant to which Blue Sky has and will continue to assist the Company in arranging a more orderly market for the Company’s common shares and improving the liquidity of the trading of the Company’s common shares. The Company pursuant to the arrangement shall continue to pay Blue Sky CDN$25,000 per month, and since inception of the arrangement the Company has paid Blue Sky CDN$150,000.

The foregoing transactions remain subject to final approval by the TSXV.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, maintenance of an orderly market for the Company’s shares. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Corporate Contact

Lou Schwartz, President

Phone: (216) 464-6400

Email: ir@gamesquare.com

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: ir@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com